Exhibit 21.1

The following table sets forth the name and jurisdiction of incorporation/charter of the Company’s subsidiaries as of December 31, 2010.  Inactive subsidiaries are not listed. All of the subsidiaries are 100% owned except as noted.

Name of Subsidiary	Jurisdiction of Incorporation/Charter

WaterStone Bank, SSB (1)	Wisconsin
Wauwatosa Investments, Inc. (2)	Nevada
Waterstone Mortgage Corporation (2)	Wisconsin
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(1)  Direct subsidiary of Waterstone Financial, Inc.
(2)  Direct subsidiary of WaterStone Bank